Exhibit (a)(5)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOANNE OLSON,

Plaintiff,

v.

EV3 INC., COV DELAWARE CORPORATION,

JOHN K. BAKEWELL,

JEFFREY B. CHILD,

RICHARD B. EMMITT,

DOUGLAS W. KOHRS,

DANIEL J. LEVANGIE,

JOHN L. MICLOT,

ROBERT J. PALMISANO,

THOMAS E. TIMBIE

and ELIZABETH H. WEATHERMAN,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 5583-VCL

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to: (a) an action in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned Olson v. ev3, Inc., et al., C.A. No. 5583-VCL (the “Delaware Action”); (b) an action in the District Court of Hennepin County, Minnesota (the “Minnesota Court”), captioned Stevenson v. ev3, Inc., et al., File No. 27-CV-10-13773 (the “Stevenson Action”); (c) an action in the Minnesota Court, captioned Young v. ev3, Inc. et al., File No. 27-CV-10-14045 (the “Young Action”); (d) an action in the Minnesota Court, captioned Bergland v. ev3, Inc. et al., File No. 27-CV-10-14554 (the “Bergland Action”); and (e) an action in the Minnesota Court, captioned Keilty v. ev3, Inc. et al., File No. 27-CV-10-15011 (the “Keilty Action” and, collectively with the Stevenson Action, the Young Action, and the Bergland Action, the “Minnesota Actions,” and with the Delaware Action, the “Actions”) (the plaintiffs in the Minnesota Actions are herein the “Minnesota Plaintiffs”) have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (“MOU”);

WHEREAS, the Actions are styled as class actions on behalf of certain stockholders of ev3 Inc. (“ev3”) in connection with an all-cash, all-shares tender offer for the common stock of ev3 (the “Tender Offer”) at a price of $22.50 per share (the “Offer Price”) and a related Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which COV Delaware Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Covidien Group S.a.r.l. (“Parent”), will merge with and into ev3, with ev3 surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Tender Offer was made by Acquisition Sub upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated June 11, 2010, and as subsequently amended through the date hereof and with the related Letter of Transmittal;

WHEREAS, pursuant to the terms of the Merger Agreement, ev3 granted to Acquisition Sub an option (the “Top-Up Option”), exercisable in whole, but not in part, to purchase at a price per share equal to the Offer Price newly issued shares equal to the lowest number of shares that, when added to the number of shares owned by Parent and Acquisition Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares outstanding immediately after such issuance (the “Top-Up Option Shares”), which option shall be exercised promptly by Acquisition Sub after Parent and Acquisition Sub own in the aggregate at least 75% of all ev3 shares then outstanding;

WHEREAS, Parent or Acquisition Sub currently may pay ev3 the aggregate price required to be paid for any Top-Up Option Shares in cash or by delivery of a promissory note, with terms as provided by Parent or Acquisition Sub which shall be reasonably satisfactory to ev3 (the “Promissory Note”);

WHEREAS, on June 11, 2010, ev3 filed a Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”) recommending that ev3 stockholders accept the Tender Offer and tender their shares in the Tender Offer;

WHEREAS, on June 2, 2010, plaintiff William Stevenson commenced the Stevenson Action in the Minnesota Court against the ev3 Defendants and Shawn McCormick, ev3’s senior vice president and chief financial officer. On June 22, 2010, plaintiff William Stevenson filed an amended complaint;

WHEREAS, on June 7, 2010, plaintiff Crystal Young commenced the Young Action in the Minnesota Court against Delaware Defendants and Parent;

WHEREAS, on June 9, 2010, plaintiff Alan Bergland commenced the Bergland Action in the Minnesota Court against the ev3 Defendants. On June 23, 2010, plaintiff Alan Bergland filed an amended complaint;

WHEREAS, on June 15, 2010, plaintiff Kevin Keilty commenced the Keilty Action in the Minnesota Court against the ev3 Defendants and Covidien plc, the ultimate parent entity of Parent and Acquisition Sub (“Covidien” and, collectively with the Delaware Defendants, Parent, and Shawn McCormick, the “Defendants” and, together with the plaintiffs in the Actions, the “Parties”). On June 25, 2010, plaintiff Kevin Keilty filed an amended complaint;

WHEREAS, on June 18, 2010, plaintiff Joanne Olson commenced the Delaware Action against defendants John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John L. Miclot, Robert J. Palmisano, Thomas E. Timbie, and Elizabeth H. Weatherman (the “Board”), ev3 (together with the Board, the “ev3 Defendants”), and Acquisition Sub (collectively, the “Delaware Defendants”);

WHEREAS, the complaints in the Minnesota Actions alleged, among other things, that: (i) the Board owed fiduciary duties to the ev3 stockholders; (ii) the Board breached its fiduciary duties of loyalty and care by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger; and (iii) the Board breached its fiduciary duty of disclosure by failing to disclose material information concerning the sale process, Merger Agreement and Merger terms, the fairness opinions issued by J.P. Morgan Securities Inc. and Piper Jaffray & Co., and the Board’s evaluation of ev3 remaining as a stand-alone company;

WHEREAS, the complaint in the Delaware Action alleged, among other things, that: (i) the Board owed fiduciary duties to the ev3 stockholders; (ii) the Board breached its fiduciary duties of loyalty and care by agreeing to and/or approving the Merger Agreement, the Tender Offer, Top-Up Option, and Merger; (iii) the Board breached its fiduciary duty of disclosure by failing to disclose material information concerning the Top-Up Option and the impact (if any) of the Top-Up Option and Promissory Note on any appraisal proceeding; (iv) the Board breached its fiduciary duties by delegating its statutory responsibility for determining the terms of the consideration to be received in exchange for issuance of shares upon exercise of an option; and (v) Acquisition Sub aided and abetted breaches of fiduciary duties;

WHEREAS, the plaintiffs in the Actions (“Plaintiffs”) sought, among other things, to enjoin the Tender Offer and Merger;

WHEREAS, on June 25, 2010, the Delaware Court ordered partial expedition pursuant to which the Delaware Court entered an order scheduling a preliminary injunction hearing for July 8, 2010;

WHEREAS, on June 29, 2010, the Minnesota Court entered an order, inter alia, expediting all claims in the Minnesota Actions that were not also the subject of the order expediting certain claims in the Delaware Action, directing expedited discovery on those non-overlapping claims, and scheduling a hearing on the plaintiffs’ motion for temporary restraining order for July 8, 2010;

WHEREAS, on June 30, 2010, the Minnesota Court entered a consolidation order consolidating the Minnesota Actions and appointing a tri-counsel leadership structure;

WHEREAS, on June 30, 2010, the Minnesota Court entered an order designating the amended complaint filed in the Stevenson;

Action as the operative pleading in the consolidated Minnesota Actions;

WHEREAS, the Defendants produced documents to plaintiff in the Delaware Action on an expedited basis, and have produced more than 6,000 pages to date and produced a corporate officer for a deposition on June 30, 2010;

WHEREAS, the Defendants produced documents to plaintiffs in the Minnesota Actions on an expedited basis, and have produced all documents ordered by the Minnesota court to be produced and offered a corporate officer for a deposition on an expedited basis;

WHEREAS, as a result of a desire to settle the Actions, ev3 intends to file an amended Schedule 14D-9 and ev3, Acquisition Sub and Parent intend to amend the Merger Agreement;

WHEREAS, counsel to the Parties have negotiated at arm’s length in an effort to resolve the Actions in exchange for certain consideration, including certain areas of disclosure that Plaintiffs’ counsel believed should be included in the amended Schedule 14D-9;

WHEREAS, each Defendant denies, and continues to deny, that he, she, or it breached any duty, violated any law, or engaged in any of the wrongful acts alleged in the Actions, and expressly maintains that he, she, or it diligently and scrupulously complied with any applicable fiduciary, disclosure, and all other legal duties;

WHEREAS, Defendants specifically deny that any applicable rule, statute, regulation or law requires any further supplemental disclosure or any other settlement consideration, but have agreed in principle to the settlement set forth herein to avoid further delay and the substantial burden, expense, risk, inconvenience and distraction of continued litigation, and to fully and finally resolve the settled claims;

WHEREAS, Plaintiff Olson has determined to enter into this settlement because it provides for: (i) an agreement that the Top-Up Option, any Top-Up Option Shares, and any Promissory Note will not be considered in the determination of fair value in any appraisal action commenced in connection with the Merger; (ii) the amendment of Section 1.4(b) of the Merger Agreement to state that the par value of any Top-Up Shares will be paid in cash and to state terms of the Promissory Note agreed to by the Board; (iii) the amendment of Section 1.4(a) of the Merger Agreement to add to the parenthetical in subpart (ii) of the third sentence after the word “excluding” the words “from Purchaser’s ownership but not from the outstanding shares”; (iv) the amendment of Section 9.1 of the Merger Agreement to provide that there will be no amendment of Section 1.4 of the Merger Agreement in a manner that adversely affects the rights of the other ev3 stockholders after the Acquisition Sub becomes a majority stockholder; (v) an agreement that the amendments to the Merger Agreement contemplated herein shall be considered by the Board at a meeting where terms and operation of the Top-Up Option and the Promissory Note will be thoroughly reviewed by the Board and will be acted upon by the Board on a fully-informed basis; (vi) an agreement that the Schedule 14D-9 will be supplemented to disclose the revised Merger Agreement terms; and (vii) an opportunity for Plaintiffs to review and reasonably comment on language to be included in the Notice of Merger and Appraisal concerning the Top-Up Option, any Top-Up Shares, any Promissory Note and appraisal rights;

WHEREAS, the plaintiffs in the Minnesota Actions have determined to enter into this settlement because it provides for the Amended Schedule 14D-9 to be filed by ev3 pursuant to this MOU and any subsequent Stipulation (defined below), which provides the additional information identified in Exhibit A hereto; and

WHEREAS, Plaintiffs also took into consideration the strengths and weaknesses of their claims and determined that the settlement terms were fair, reasonable and adequate, and in the best interest of ev3’s public stockholders;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the Parties, the Parties to the Actions have agreed in principle, as follows:

1. As a result of the prosecution of the Actions and discussions between and among the Parties, it is agreed that in consideration for the full and final settlement and release of all Released Claims (as defined below) by Plaintiffs and the Class (defined below) and the dismissal with prejudice of the Actions, Plaintiff Olson has determined to enter into this settlement because it provides for: (i) an agreement that the Top-Up Option, any Top-Up Option Shares, and any Promissory Note will not be considered in the determination of fair value in any appraisal action commenced in connection with the Merger; (ii) the amendment of Section 1.4(b) of the Merger Agreement to state that the par value of any Top-Up Shares will be paid in cash and to state terms of the Promissory Note agreed to by the Board; (iii) the amendment of Section 1.4(a) of the Merger Agreement to add to the parenthetical in subpart (ii) of the third sentence after the word “excluding” the words “from Purchaser’s ownership but not from the outstanding shares”; (iv) the amendment of Section 9.1 of the Merger Agreement to provide that there will be no amendment of Section 1.4 of the Merger Agreement in a manner that adversely affects the rights of the other ev3 stockholders after the Acquisition Sub becomes a majority stockholder; (v) an agreement that the amendments to the Merger Agreement contemplated herein shall be considered by the Board at a meeting where terms and operation of the Top-Up Option and Promissory Note will be thoroughly reviewed by the Board and will be acted upon by the Board on a fully-informed basis; (vi) an agreement that the Schedule 14D-9 will be supplemented to disclose the revised Merger Agreement terms; (vii) an opportunity for Plaintiffs to review and reasonably comment on language to be included in the Notice of Merger and Appraisal concerning the Top-Up Option, any Top-Up Shares, any Promissory Note and appraisal rights; and the plaintiffs in the Minnesota Actions have determined to enter into this settlement because it provides for the Amended Schedule 14D-9 to be filed by ev3 pursuant to this MOU and any subsequent Stipulation (defined below), which provides the additional information identified in Exhibit A hereto.

2. The Settlement shall be conditioned on Plaintiffs’ counsel conducting such reasonable additional discovery as is appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement (“Confirmatory Discovery”).

3. Pending negotiation, execution and Final Approval of the Settlement by the Delaware Court, counsel to the Parties in the Actions agree to stay the Actions, not to initiate any proceedings other than those incident to effecting the Settlement itself, not to seek any interim relief in favor of any member of the Class (defined below) and to seek to remove or withdraw any pending requests for interim relief (including, but not limited to, preliminary injunction motions in the Actions). The Parties’ respective times to respond to any filed or served pleadings or discovery requests is extended indefinitely. As used in this MOU, the term “Final Approval of the Settlement” means that the Delaware Court has entered a final order and judgment certifying the Class (defined below), approving the Settlement, dismissing the Delaware Actions with prejudice on the merits (and with Plaintiffs and their counsel agreeing not to pursue fees or costs against Defendants other than pursuant to paragraphs 4 and 6 below) and providing for such release language as set forth in paragraphs 4(e)(i)-(iii) below; and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class (defined below) in any other litigation against any of the Parties to this MOU which challenges the Settlement, the Merger, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

4. The Parties will use their best efforts to agree upon and execute, as promptly as is practicable, a Stipulation of Settlement (the “Stipulation”) and such other documentation as may be required to effectuate the settlement set forth herein (the “Settlement”) and to obtain final Court approval of the Settlement and dismissal of the Actions with prejudice upon the terms set forth herein. The Stipulation will provide for the following:

(a) Pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (b)(2), the conditional certification, for settlement purposes only, of a non-opt-out class that includes any and all record and beneficial holders of ev3 common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held ev3 common stock at any time between and including May 31, 2010 and the date of consummation of the Merger, but excluding Defendants and their respective affiliates (the “Class”).

(b) Defendants’ denial that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Actions. Defendants expressly maintain that they diligently and scrupulously complied with any fiduciary duties and all other legal duties, and are entering into the Settlement solely because it will eliminate the burden and expense of further litigation. Plaintiffs’ counsel acknowledge that Defendants would assert what they believe to be significant legal and factual defenses to the claims made in the Actions, and that the terms of the Settlement and (as amended) the terms of the Tender Offer, Top-Up Option, Promissory Note, and Merger are fair, reasonable, adequate, and in the best interest of all members of the proposed Class. Plaintiffs’ counsel further represent that none of Plaintiffs’ claims or causes of action referred to in the Settlement have been assigned, encumbered or otherwise transferred. Each of the undersigned attorneys will affirm that he or she has been duly empowered and authorized by his or her client(s) to enter into the Stipulation.

(c) Defendants’ acknowledgement, despite their belief that the actions they are taking to achieve settlement are not necessary, that the pendency and prosecution of the Actions and the negotiations between the Parties’ counsel resulted in Defendants’ agreement to the terms of the settlement, that Plaintiff Olson has determined to enter into this Settlement because it provides for: (i) an agreement that the Top-Up Option, any Top-Up Option Shares, and any Promissory Note will not be considered in the determination of fair value in any appraisal action commenced in connection with the Merger; (ii) the amendment of Section 1.4(b) of the Merger Agreement to state that the par value of any Top-Up Shares will be paid in cash and to state terms of the Promissory Note agreed to by the Board; (iii) the amendment of Section 1.4(a) of the Merger Agreement to add to the parenthetical in subpart (ii) of the third sentence after the word “excluding” the words “from Purchaser’s ownership but not from the outstanding shares”; (iv) the amendment of Section 9.1 of the Merger Agreement to provide that there will be no amendment of Section 1.4 of the Merger Agreement in a manner that adversely affects the rights of the other ev3 stockholders after the Acquisition Sub becomes a majority stockholder; (v) an agreement that the amendments to the Merger Agreement contemplated herein shall be considered by the Board at a meeting where terms and operation of the Top-Up Option and any Promissory Note will be thoroughly reviewed by the Board and will be acted upon by the Board on a fully-informed basis; (vi) an agreement that the Schedule 14D-9 will be supplemented to disclose the revised Merger Agreement terms; (vii) an opportunity for Plaintiffs to review and reasonably comment on language to be included in the Notice of Merger and Appraisal concerning the Top-Up Option, Top-Up Shares, Promissory Note and appraisal rights; and the plaintiffs in the Minnesota Actions have determined to enter into this settlement because it provides for the Amended Schedule 14D-9 to be filed by ev3 pursuant to this MOU and any subsequent Stipulation (defined below), which provides the additional information identified in Exhibit A hereto.

(d) An acknowledgement that the parties to the Merger Agreement may make amendments or modifications to the terms of the Merger Agreement and/or make further disclosures as may be necessary or required prior to the effective date of the Merger to facilitate the consummation of the Merger, but may not waive, amend or modify the terms of this Settlement. Plaintiffs will not challenge, object to, or later make any allegation or bring any action related to any such amendments or modifications, or further disclosures as may be necessary or required, so long as they are not inconsistent with 8 Del. C. § 251(d) or the material terms of the Tender Offer or of the Settlement set forth in the Stipulation.

(e) Among other things:

(i) for the full and complete discharge, dismissal with prejudice, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of ev3), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the subject matter of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Merger, the Tender Offer, or the Merger Agreement, (ii) any deliberations or negotiations in connection with the Merger, the Tender Offer, or the Merger Agreement, including the process of deliberation or negotiation by each of the parties to the Merger Agreement and related agreements and documents and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Tender Offer and Merger, (iv) the Offer to Purchase and Schedule 14D-9 (and any amendments thereto) filed or to be filed with the SEC, or any other disclosures, public filings, periodic reports, press releases, proxy statements, notices or other statements issued (including but not limited to those related to any long-form merger or short-form merger following the Tender Offer), that have been or may be made available or filed relating, directly or indirectly, to the Merger, the Tender Offer, or the Merger Agreement, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) any fiduciary obligations of the Released Parties (defined below) in connection with the Merger, the Tender Offer, or the Merger Agreement, (vi) other than as provided in paragraphs 4 and 6 of this MOU, the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce this MOU or the Settlement or any properly perfected claims by ev3 stockholders for statutory appraisal in connection with the Merger;

(ii) for the full and complete discharge, dismissal with prejudice, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that the Released Parties (defined below) ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against Plaintiffs or any or all members of the Class or their respective counsel, whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of ev3), which, now or hereafter, are based upon, arise out of, or involve, directly or indirectly, the institution, prosecution, and resolution of the Actions; provided, however, that this release shall not include the right to enforce this MOU or the Settlement;

(iii) whether or not each or all of the following persons or entities were named, served with process or appeared in the Actions, that “Released Parties” means (i) the Defendants, (ii) Parent and each of its direct and indirect parents and subsidiaries; (iii) any person or entity which is or was related to or affiliated with any or all of them or in which any or all of them has or had a controlling interest, (iv) with respect to the individual defendants, their family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives, and distributees, and (v) the respective directors, officers, agents, employees, fiduciaries, partners, partnerships, general partners, limited partners, joint ventures, member firms, limited liability companies, parents, subsidiaries, divisions, affiliates, members, managers, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, lenders, commercial bankers, attorneys, and accountants of any of the foregoing;

(iv) that “Unknown Claims” means any claim that a party granting a Release does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the Parties stipulate and agree that upon Final Approval of the Settlement, Plaintiffs and the other undersigned parties shall have, and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(v) that Plaintiffs and the other undersigned parties acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Plaintiffs and the other undersigned parties, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and the other undersigned parties acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Stipulation;

(vi) for entry of judgments dismissing the Actions with prejudice and, except as set forth in paragraphs 4 and 6 herein, without costs to any party; and

(vii) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings.

(f) The Settlement being conditioned upon the fulfillment of each of the following:

(i) confirmation from Plaintiffs’ counsel, following confirmatory discovery, that the proposed Settlement is fair, adequate, and reasonable;

(ii) the dismissal with prejudice of the Actions without the award of any damages, costs, fees or the grant of any further relief except the payments contemplated by this Settlement;

(iii) the entry of final judgments in the Actions approving the Settlement and providing for the dismissal with prejudice of the Actions and approving the grant of a release by the Class to the Defendants of the Released Claims;

(iv) the inclusion in the preliminary order of approval and final judgment of a provision enjoining all members of the Class from asserting any of the Released Claims;

(v) such final judgment and dismissal of the Actions being finally affirmed on appeal or such final judgment and dismissal not being subject to appeal (or further appeal) by lapse of time or otherwise; and

(vi) completion of the Tender Offer and the Merger.

(g) The Parties’ obligation to use their best efforts to obtain prompt court approval of the Settlement and the dismissal with prejudice of the Actions.

(h) ev3 or the surviving corporation’s obligation to pay only those costs, fees or expenses of Plaintiffs’ counsel that may be awarded or approved by the Delaware Court and/or the Minnesota Court in connection with the Actions. The Minnesota Plaintiffs shall submit their application for fees to the Minnesota Court or to the Delaware Chancery Court, but the Minnesota Plaintiffs shall, in all events, stipulate that any award of fees by the Minnesota Court shall not duplicate any award of fees by the Delaware Court and Plaintiff herein agrees that any award of fees by the Delaware Court shall not duplicate any award of fees by the Minnesota Court. These shall be the sole applications for fees, costs, expenses, or any reimbursement in connection with the Actions.

(i) The requirement that the Parties present the Settlement to the Delaware Court for hearing and preliminary approval as soon as practicable and, following appropriate notice to members of the Class, use their best efforts to obtain final Delaware Court approval of the Settlement.

(j) The requirement that ev3 or the surviving corporation shall cause a dissemination of notice of the Settlement to members of the Class and shall pay all costs and expenses incurred in providing such notice to the members of the Class, regardless of whether the Settlement is approved.

(k) The Parties’ agreement not to pursue other actions or proceedings other than those to effectuate the Settlement, consistent with paragraph 3 above.

(l) Such other terms and conditions not inconsistent with the foregoing that are customary for the settlement of actions of this type.

5. This MOU shall be null and void and of no force and effect if Plaintiffs’ counsel determines, following completion of Confirmatory Discovery as referred to above, that the Settlement is not fair and reasonable. Further, this MOU shall be of no further force or effect upon the execution of the Stipulation, which shall supersede the terms of this MOU.

6. In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to any of the Actions, or to constitute an admission of fact of wrongdoing by any Party, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence with respect to the Claims in the Actions.

7. The Parties agree that any agreement or approval of an award of attorneys’ fees and expenses to Plaintiffs’ counsel shall not be a condition to Final Approval of the Settlement. The Parties also agree that ev3 or its successor-in-interest will be solely responsible for payment of any attorneys’ fees and expenses to Plaintiffs’ counsel in the Actions, and that no other Defendant shall bear responsibility for such payment. It is expressly agreed by the parties hereto that this provision shall survive the closing of the Merger. Any failure of the Delaware Court or the Minnesota Court to approve a request for attorneys’ fees in whole or in part shall have no impact on the effectiveness of the Settlement. Any failure of the Delaware Court to approve the Settlement or the failure to consummate the Merger shall have no impact on or preclude Plaintiffs’ counsel from applying for an award of attorneys’ fees and expenses on grounds of mootness, and Defendants reserve the right to oppose any such application.

8. This MOU may be executed in counterparts by any of the signatories hereto, including by electronic mail or telecopier, and as so executed, shall constitute one agreement.

9. This MOU and the settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this MOU, the Settlement and/or the Stipulation, (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this MOU, the Settlement and/or the Stipulation in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the Parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Each of the Parties further consents and agrees that process in any suit, action or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such Party or such Party’s registered agent in the state of its incorporation or organization.

10. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understanding that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto.

11. This MOU shall be binding upon and inure to the benefit of the clients of the undersigned which clients are parties to this MOU and their respective agents, executors, heirs, successors, affiliates, and assigns.

12. If any action that would be barred by the releases contemplated by this settlement is commenced against any of the parties to this MOU in any court prior to this settlement being fully approved by the Delaware Court and, if any such party’s motion to dismiss such action is not granted or if any such party’s motion to stay such action is not granted in contemplation of dismissal after approval of the settlement contemplated hereby, any party to this MOU may at his, her or its sole option, prior to the settlement hearing by the Delaware Court, withdraw from the Settlement. The Settlement shall remain binding as to the remaining parties thereto.

13. Plaintiffs in the Minnesota Actions shall dismiss the Minnesota Actions with prejudice within five business days of the Final Approval of this Settlement, subject only to any claim for attorneys’ fees and reimbursement of expenses they may have pursuant to this MOU.

Dated: July 2, 2010	PRICKETT, JONES & ELLIOTT, P.A.

/s/ Michael Hanrahan
Michael Hanrahan (#941) Paul A. Fioravanti, Jr. (#3808) Kevin H. Davenport (#5327) 1310 N. King Street P.O. Box 1328 Wilmington, DE 19899 (302) 658-9141 Attorneys for Plaintiffs

Dated: July 2, 2010	RICHARDS, LAYTON & FINGER, P.A.

/s/ Lisa A. Schmidt

Gregory P. Williams (#2168)

Lisa A. Schmidt (#3019)

Raymond J. DiCamillo (#3188)

Blake Rohrbacher (#4750)

Margot F. Alicks (#5127)

One Rodney Square

920 North King Street

Wilmington, DE 19801

(302) 651-7700

Attorneys for Defendants ev3, Inc., John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John L. Miclot, Robert J. Palmisano, Thomas E. Timbie, and Elizabeth H. Weatherman

Dated: July 2, 2010	YOUNG CONAWAY STARGATT & TAYLOR, LLP

/s/ Rolin P. Bissell
Rolin P. Bissell (#4478) Tammy L. Mercer (#4957) 1000 West Street P. O. Box 391 Wilmington, DE 19801-0391 (302) 571-6659 Attorneys for COV Delaware Corporation

Dated: July 2, 2010	By:	/s/ Donald J. Enright

HARWOOD FEFFER LLP

Robert I. Harwood

Samuel Rosen

James G. Flynn

488 Madison Avenue, 8th Floor

New York, New York 10022

Tel: (212) 935-7400

Fax: (212) 753-3630

FINKELSTEIN THOMPSON LLP

Donald J. Enright

1050 30th Street, NW

Washington, DC 20007

Tel: (202) 337-8000

Fax: (202) 337-8090

DOYLE LOWTHER LLP

William J. Doyle II

John A. Lowther

9466 Black Mountain Rd., Suite 210

San Diego, CA 92126

Tel: (619) 573-1700

Fax: (619) 573-1701

Plaintiffs’ Lead Counsel for the Minnesota Action

LOCKRIDGE GRINDAL NAUEN P.L.L.P

Richard A. Lockridge (MN#64117)

Gregg M. Fishbein (MN#202009)

Karen H. Riebel (MN#219770)

100 Washington Avenue South, Suite 200

Minneapolis, MN 55401-2159

Tel: (612) 339-6900

Fax: (612) 339-0981

Plaintiffs’ Liaison Counsel for the Minnesota Action

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